    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 17, 2003
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                  SCHEDULE TO
                             TENDER OFFER STATEMENT
                   UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.    )
                      VAN KAMPEN SENIOR FLOATING RATE FUND
                                (NAME OF ISSUER)

                      VAN KAMPEN SENIOR FLOATING RATE FUND
                      (NAME OF PERSON(S) FILING STATEMENT)

        Common Shares of Beneficial Interest, Par Value $0.01 per Share
                         (Title of Class of Securities)

                                   920960-101
                     (CUSIP Number of Class of Securities)

                              A. Thomas Smith III
                               Managing Director
                          Van Kampen Investments Inc.
                          1221 Avenue of the Americas
                            New York, New York 10020
                                 (212) 762-5260
      (Name, Address and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of Person(s) Filing Statement)

                                   Copies to:
                             Wayne W. Whalen, Esq.
                              Thomas A. Hale, Esq.
                Skadden, Arps, Slate, Meagher & Flom (Illinois)
                              333 W. Wacker Drive
                            Chicago, Illinois 60606
                                 (312) 407-0700

                           CALCULATION OF FILING FEE
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Transaction Valuation $97,425,344(a)         Amount of Filing Fees: $8,963.13(b)
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(a)  Calculated as the aggregate maximum purchase price to be paid for
     13,165,587 shares in the offer.

(b)  Calculated as .0092% of the Transaction Valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:
                             ---------------------------------------------------
     Form or Registration No.:
                               -------------------------------------------------
     Filing Party:
                  --------------------------------------------------------------
     Date Filed:
                 ---------------------------------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ]   third-party tender offer subject to Rule 14d-1.

      [X]   issuer tender offer subject to Rule 13e-4.

      [ ]   going-private transaction subject to Rule 13e-3.

      [ ]   amendment to Schedule 13D under Rule 13d-2.

[ ] Check the following box if the filing is a final amendment reporting the results of the tender offer.
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

ITEM 1. SUMMARY TERM SHEET.

     Reference is hereby made to the "Summary Term Sheet" of the Offer to Purchase, dated January 17, 2003 (the "Offer to Purchase"), which is attached hereto as Exhibit (a)(1)(ii) and incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) Name and Address. The name of the issuer is Van Kampen Senior Floating Rate Fund, a non-diversified, closed-end management investment company organized as a Massachusetts business trust (the "Trust"). The principal executive office of the Trust is located at 1 Parkview Plaza, Oakbrook Terrace, IL 60181-5555. The telephone number of the principal executive office of the Trust is (630) 684-6000.

     (b) Securities. The title of the securities being sought is common shares of beneficial interest, par value $0.01 per share (the "Common Shares"). As of January 3, 2003 there were approximately 39,895,717 Common Shares issued and outstanding.

     (c) Trading Market and Price. The Common Shares are not currently traded on an established trading market.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

     The name of the filing person is the Trust. The name, business address and business telephone number of the Trust is Van Kampen Senior Floating Rate Fund which is located at: 1 Parkview Plaza, Oakbrook Terrace, IL 60181-5555, and can be reached by telephone at (630) 684-6000. The filing person is the subject company.

ITEM 4. TERMS OF THE TRANSACTION.

     The Trust is seeking tenders for 13,165,587 Common Shares at the net asset value per Common Share calculated on the day the tender offer expires, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"). Tendering shareholders receive cash proceeds from the tender of Common Shares of the Trust or may elect to have the Trust's depositary invest the cash proceeds from the tender of Common Shares of the Trust in shares of other investment companies advised by Van Kampen Investment Advisory Corp. or Van Kampen Asset Management Inc. and distributed by Van Kampen Funds Inc., as described in the Offer to Purchase and related Letter of Transmittal. An "Early Withdrawal Charge" will be imposed on most Common Shares accepted for payment that have been held for less than one year. The scheduled expiration date is February 14, 2003, unless extended as described in the Offer to Purchase (the later of February 14, 2003 or the latest time and date to which the Offer is extended is referred to as the "Expiration Date"). As described in the Offer to Purchase, shareholders may withdraw Common Shares tendered in the Offer at any time prior to 12:00 Midnight Eastern Time on the Expiration Date or, if not yet accepted for payment, after March 17, 2003. The procedures for tendering and withdrawing Common Shares, the manner in which Common Shares will be accepted for payment, the Trust's intentions in the event the Offer is oversubscribed and federal income tax consequences of the Offer are described in the Offer to Purchase. The Trust is not aware of any Common Shares to be purchased from any officer, trustee or affiliate of the Trust pursuant to the Offer. Copies of the Offer to Purchase and the form of Letter of Transmittal are attached hereto as Exhibit (a)(1)(ii) and Exhibit (a)(2), respectively and are incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Reference is hereby made to Section 10 "Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Common Shares" and
Section 12 "Source and Amount of Funds" of the Offer to Purchase which is incorporated herein by reference. Except as set forth therein, the Trust does not know of any agreement, arrangement or understanding, whether or not legally enforceable, between the Trust, any of the Trust's executive officers or Trustees, any person controlling the Trust or any officer or director of any corporation ultimately in control of the Trust and any other person with respect to any securities of the Trust.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Reference is hereby made to Section 7 "Purpose of the Offer," Section 8 "Plans or Proposals of the Trust," Section 10 "Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Common Shares,"
Section 11 "Certain Effects of the Offer," Section 12 "Source and Amount of Funds" and Section 13 "Certain Information about the Trust" of the Offer to Purchase, which are incorporated herein by reference. In addition, the Trust regularly purchases and sells assets in its ordinary course of business. Except as set forth above, the Trust has no plans or proposals which relate to or would result in (a) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Trust, except as described in Section 8 "Plans or Proposals of the Trust"; (b) any purchase, sale or transfer of a material amount of assets of the Trust; (c) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Trust; (d) any change in the present Board of Trustees or management of the Trust, including, but not limited to, any plans or proposals to change the number or the term of Trustees, or to fill any existing vacancy on the Board of Trustees or to change any material term of the employment contract of any executive officer of the Trust; (e) any other material change in the Trust's corporate structure or business, including any plans or proposals to make any changes in its investment policy for which a vote would be required by Section 13 of the Investment Company Act of 1940, as amended; (f) a class of equity securities of the Trust to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;
(g) a class of equity security of the Trust becoming eligible for termination of registration under the Investment Company Act of 1940, as amended; (h) the suspension of the Trust's obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended; (i) the acquisition by any person of additional securities of the Trust or the disposition of securities of the Trust; or (j) changes in the Trust's declaration of trust, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Trust by any person.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Reference is hereby made to Section 12 "Source and Amounts of Funds" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Reference is hereby made to Section 10 "Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Common Shares" of the Offer to Purchase and the financial statements included as part of Exhibit
(a)(1)(ii) attached hereto, which are incorporated herein by reference. Except as set forth therein, there have not been any transactions involving the Common Shares of the Trust that were effected during the past 60 days by the Trust, any executive officer or Trustee of the Trust, any person controlling the Trust, any executive officer or director of any corporation ultimately in control of the Trust or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     No persons have been employed, retained or are to be compensated by or on behalf of the Trust to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL INFORMATION.

     (a)-(b) Reference is hereby made to the financial statements included as part of Exhibit (a)(1)(ii) attached hereto, which are incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

     (a)(1) Reference is hereby made to Section 10 "Interests of Trustees and Executive Officers; Transactions and Arrangements Concerning the Common Shares" of the Offer to Purchase which is incorporated herein by reference.

     (a)(2) through (a)(5) Not applicable.

     (b) The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

ITEM 12. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1)(i)       Advertisement printed in The Wall Street Journal.
          (ii)      Offer to Purchase (including Financial Statements).
    (a)(2)          Form of Letter of Transmittal (including Guidelines for
                    Certification of Taxpayer Identification Number).
    (a)(3)(i)       Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                    Companies and Other Nominees.
          (ii)      Form of Letter to Clients of Brokers, Dealers, Commercial
                    Banks, Trust Companies and Other Nominees.
          (iii)     Form of Letter to Selling Group Members.
          (iv)      Form of Operations Notice.
    (a)(4) Form of Letter to Shareholders who have requested Offer to Purchase.
    (a)(5)          Text of Press Release dated January 17, 2003.
    (b)(1)          Fifth Amendment and Restatement of Credit Agreement between
                    Van Kampen Prime Rate Income Trust, Van Kampen Senior
                    Floating Rate Fund, Various Financial Institutions and Bank of America, N.A., as agent, dated as of November 8, 2002.
                    Previously filed as Exhibit (k)(4) to the Trust's Form N-2 via EDGAR on November 27, 2002.
    (d)(1)          Investment Advisory Agreement between Van Kampen Senior
                    Floating Rate Fund and Van Kampen Investment Advisory Corp., dated as of December 19, 1997. Previously filed as Exhibit
                    (d)(1) to the Trust's Form TO via EDGAR on April 19, 2002.
    (d)(2)          Administration Agreement between Van Kampen Senior Floating
                    Rate Fund and Van Kampen Investments Inc., dated as of
                    December 19, 1997. Previously filed as Exhibit (d)(2) to the
                    Trust's Form TO via EDGAR on April 19, 2002.
    (d)(3)          Offering Agreement between Van Kampen Senior Floating Rate
                    Fund and Van Kampen Funds Inc., dated as of December 19,
                    1997. Previously filed as Exhibit (d)(3) to the Trust's Form
                    TO via EDGAR on April 19, 2002.
    (d)(4)          Service Plan of Van Kampen Senior Floating Rate Fund.
                    Previously filed as Exhibit (d)(4) to the Trust's Form TO via EDGAR on April 19, 2002.
    (g)-(h)         Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  VAN KAMPEN SENIOR FLOATING RATE FUND

Dated: January 17, 2003                       /s/  A. THOMAS SMITH III
                                              -----------------------------------------------------------
                                              A. Thomas Smith III,
                                              Vice President and Secretary

                                 EXHIBIT INDEX

      EXHIBIT                                DESCRIPTION
      -------                                -----------
    (a)(1)(i)        Advertisement printed in The Wall Street Journal
    (a)(1)(ii)       Offer to Purchase (including Financial Statements)
    (a)(2)           Form of Letter of Transmittal (including Guidelines for
                     Certification of Tax Identification Number)
    (a)(3)(i)        Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                     Companies and Other Nominees
    (a)(3)(ii)       Form of Letter to Clients of Brokers, Dealers, Commercial
                     Banks, Trust Companies and Other Nominees
    (a)(3)(iii)      Form of Letter to Selling Group Members
    (a)(3)(iv)       Form of Operations Notice
    (a)(4)           Form of Letter to Shareholders who have requested Offer to
                     Purchase
    (a)(5)           Text of Press Release dated January 17, 2003
    (b)(1)           Fifth Amendment and Restatement of Credit Agreement between
                     Van Kampen Prime Rate Income Trust, Van Kampen Senior
                     Floating Rate Fund, Various Financial Institutions and Bank
                     of America, N.A., as agent, dated as of November 8, 2002.
                     Previously filed as Exhibit (k)(4) to the Trust's Form N-2 via EDGAR on November 27, 2002.
    (d)(1)           Investment Advisory Agreement between Van Kampen Senior
                     Floating Rate Fund and Van Kampen Investment Advisory Corp.,
                     dated as of December 19, 1997. Previously filed as Exhibit
                     (d)(1) to the Trust's Form TO via EDGAR on April 19, 2002.
    (d)(2)           Administration Agreement between Van Kampen Senior Floating
                     Rate Fund and Van Kampen Investments Inc., dated as of
                     December 19, 1997. Previously filed as Exhibit (d)(2) to the
                     Trust's Form TO via EDGAR on April 19, 2002.
    (d)(3)           Offering Agreement between Van Kampen Senior Floating Rate
                     Fund and Van Kampen Funds Inc., dated as of December 19,
                     1997. Previously filed as Exhibit (d)(3) to the Trust's Form
                     TO via EDGAR on April 19, 2002.
    (d)(4)           Service Plan of Van Kampen Senior Floating Rate Fund.
                     Previously filed as Exhibit (d)(4) to the Trust's Form TO
                     via EDGAR on April 19, 2002.